

saipem
Via Martiri di Cefalonia, 67
20097 San Donato Milanese (Milano)
Tel. +39 025201 Fax +39 0252044415
www.saipem.eni.it

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

Prot. SEGR/ 98

San Donato M.se, April 1, 2010

Re: Saipem S.p.A. - File No. 82.4776

SUPPL

Dear Sirs,

Please find enclosed the following documents that are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

- Saipem Press Release dated 10th February 2010
- Saipem Press Release dated 10th March 2010
- Saipem Press Release dated 10th March 2010
- Saipem Press Release dated 31st March 2010


10015480

Each document indicates the file number in the upper right hand corner of each unbound page.

If you have any questions or comments or require further information, please contact Mr. Giulio Bozzini, telephone number -- (2) 52033202 or Mr. Michele Nebbioli, telephone number -- (2) 52054276.

Yours faithfully,

Saipem
General Affairs Dept.
Company's Secretary Office Manager
Michele Nebbioli

4/6


LLOYD'S REGISTER QUALITY ASSURANCE
ISO9001
UKAS
QUALITY MANAGEMENT
001


saipem
eni

Saipem awarded new onshore contracts
worth approximately US$800 million

San Donato Milanese (Milan), 10 March 2010 – Saipem has been awarded new onshore contracts for a total value of approximately US$800 million.

In Mexico, Saipem has been awarded by the Mexican Oil Company PEMEX the EPC contract for two desulphurisation units and two amine regeneration units to be built at two of the Client's refineries.
The scope of work will consist of the engineering, procurement and construction, along with commissioning and testing, of two desulphurisation units and two amine regeneration units (URA) and relative auxiliary systems. The facilities will be built at the Miguel Hidalgo refinery near the town of Tula de Allende, approximately 150km north of Mexico City and 2,000m above sea level, and at the Antonio M. Amor refinery, near the town of Salamanca, approximately 300km northwest of Mexico City and 1,700m above sea level.
The maximization of local content and the procurement and logistics strategy adopted are the key elements of Saipem's success in awarding this project, which presents particular difficulties for the transportation of the large-size and heavy equipment that will be assembled at the construction sites.
The works will be completed within a period of 38 months.

Furthermore, in the Middle East and West Africa, Saipem has agreed with its clients various increases in the scope of its work on existing onshore contracts.

Saipem is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and the execution of large scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-02520.1
Shareholder Information:
Saipem S.p.A. - Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI) - Italy

Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 - Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it


eni

saipem

Saipem: 2009 Consolidated and Statutory Financial Statements

- **Revenues: Euro 10,292 million**
- **Operating profit: Euro 1,156 million**
- **Adjusted net profit: Euro 732 million**
- **Cash flow: Euro 1,172 million**
- **Dividend per share: Euro 0.55 per ordinary share and Euro 0.58 per savings share, in line with the previous year.**

San Donato Milanese, March 10, 2010. The Board of Directors of Saipem S.p.A. approved the Saipem Group Consolidated Financial Statements as at December 31, 2009, which reported an adjusted net profit of Euro 732 million (Euro 724 million in 2008) and net profit of Euro 732 million (Euro 914 million in 2008), confirming the data released on February 10, 2010. The Board also approved the preliminary Statutory Financial Statements of Saipem S.p.A., which reported net profit of Euro 490 million (Euro 333 million in 2008[1]).

The Board of Directors moved to propose at the Annual Shareholders' Meeting the distribution of a dividend of Euro 0.55 per ordinary share and Euro 0.58 per savings share to be paid from May 27, 2010 (ex-dividend date: May 24, 2010).

The Consolidated and preliminary Statutory Financial Statements of Saipem S.p.A. have been made available to the Board of Statutory Auditors and the Independent Auditors.
The Board of Directors also approved Saipem's Sustainability Report, which was prepared in compliance with current international best practice. This document underlines Saipem's commitment towards sustainable development.

At the proposal of the Board of Statutory Auditors and in consideration of the underlying reasons behind it, the Board of Directors moved to propose at the Annual Shareholders' Meeting the early revocation of the current audit mandate of PricewaterhouseCoopers SpA, and the simultaneous conferment of a new audit mandate on Reconta Ernst & Young SpA.
The revocation is motivated by the need to prevent inefficiencies in the audit process, which - in consideration of Saipem Group's structure, role and business - may arise as a result of a misalignment, both in subjective terms and in terms of duration, of audit appointments by Saipem and its parent company Eni. The current audit mandate conferred by the parent company Eni to PricewaterhouseCoopers shall expire with the approval of the Financial Statements at December 31, 2009.

[1] *This is a pro-forma figure calculated following the merger by incorporation, effective from 1st January 2009, of Snamprogetti Sud SpA.*

The rationale underlying the proposal to revoke the current audit mandate for "objective" cause is not in any way connected to PricewaterhouseCoopers' work or conduct in the performance of the work, or their undisputed professionalism.

General Shareholders' Meeting
The Board of Directors called the General Shareholders' Meeting, to be held on April 16 or 26, 2010, first and second call respectively.

Saipem's Chief Financial Officer, Mr Giulio Bozzini, in his capacity as the manager responsible for the preparation of the Company's financial reports, certifies, pursuant to art. 154-bis paragraph 2 of Legislative Decree no. 58/1998, that data and information disclosed in this press release corresponds to the Company's evidence and accounting books and entries.

Contact details
Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy

Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653
Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

Attachments:
- Saipem S.p.A. Reclassified Balance Sheet, Reclassified Income Statement and Statement of Cash Flow;
- Saipem Group Reclassified Consolidated Balance Sheet, Reclassified Consolidated Income Statement and Statement of Cash Flow.

Restatements of the reclassified balance sheet and income statement to statutory schemes are provided in the Directors' Report of the Consolidated and Statutory Financial Statements of Saipem S.p.A. under the section "Restatement of reclassified balance sheet and income statement to statutory schemes".

SAIPEM SpA

BALANCE SHEET

(million euro)

	December 31, 2008	December 31, 2008 pro-forma *	**December 31, 2009**
Net tangible fixed assets	350	350	450
Net intangible fixed assets	21	21	25
Financial investments	1,808	1,803	1,805
Non-current assets	**2,179**	**2,174**	**2,280**
Net current assets	**(1)**	**(11)**	**266**
Employee termination indemnities	**(89)**	**(92)**	**(93)**
CAPITAL EMPLOYED	**2,089**	**2,071**	**2,453**
Shareholders' equity	**881**	**883**	**1,188**
Net debt	**1,208**	**1,188**	**1,265**
COVER	**2,089**	**2,071**	**2,453**

INCOME STATEMENT

(million euro)

	2008	2008 pro-forma*	**2009**
Operating revenues	3,885	3,948	4,114
Other revenues and income	31	31	34
Operating costs	(3,538)	(3,599)	(3,718)
Gross operating profit	**378**	**380**	**430**
Amortisation, depreciation and write-downs	(58)	(58)	(76)
Operating profit	**320**	**322**	**354**
Financial expenses, net	(56)	(55)	(55)
Net income from investments	178	175	312
Income before income taxes	**442**	**442**	**611**
Income taxes	(107)	(109)	(121)
Net profit	**335**	**333**	**490**

** This is a pro-forma figure calculated following the merger by incorporation, effective from 1st January 2009, of Snamprogetti Sud SpA.*

SAIPEM SpA

STATEMENT OF CASH FLOW

(million euro)

	2008	2008 pro-forma*	2009
Net income	335	333	490
Depreciation, amortisation and other non-monetary items	57	57	90
Losses (gains) from disposals	(3)	(3)	(1)
Dividends, interests and income taxes	7	11	(148)
Cash generated from operating income before variation in working capital	**396**	**398**	**431**
Variation in working capital relating to operations	75	63	42
Dividends, interests and income taxes received (paid)	125	122	(138)
Net cash flow from operations	**596**	**583**	**335**
Investments in tangible and intangible fixed assets	(166)	(166)	(184)
Financial investments	-	-	-
Disposals	24	24	5
Free cash flow	**454**	**441**	**156**
Buy-back of treasury shares	(52)	(52)	7
Cash flow from share capital and reserves	(192)	(192)	(239)
Exchange rate differentials and other variation concerning net financial debt	1	34	(1)
Variation in net debt	**211**	**231**	**(77)**
Net debt at beginning of period	**1,419**	**1,419**	**1,188**
Net debt at end of period	**1,208**	**1,188**	**1,265**

SAIPEM GROUP

RECLASSIFIED BALANCE SHEET

(million euro)

	December 31, 2008		**December 31, 2009**	
Net tangible fixed assets		5,171		6,295
Net intangible fixed assets		755		756
		5,926		7,051
- Offshore	2,631		3,105	
- Onshore	497		464	
- Offshore Drilling	2,149		2,750	
- Onshore Drilling	649		732	
Financial investments		43		118
Non-current assets		**5,969**		**7,169**
Net current assets		**(1,054)**		**(647)**
Net assets available for disposal and associated net financial debt		**68**		**-**
Employee termination indemnities		**(173)**		**(182)**
CAPITAL EMPLOYED		**4,810**		**6,340**
Net equity		**2,757**		**3,434**
Minority interest in net equity		**21**		**61**
Net debt		**2,032**		**2,845**
COVER		**4,810**		**6,340**
Leverage (net debt/shareholders' equity)		**0.74**		**0.83**
SHARES ISSUED AND OUTSTANDING		**441,410,900**		**441,410,900**

INCOME STATEMENT

(million euro)

	2008	**2009**
Operating revenues	10,094	10,292
Other revenues and income	12	14
Operating costs	(8,670)	(8,710)
Gross operating profit	**1,436**	**1,596**
Amortisation, depreciation and write-downs	(353)	(440)
Operating profit	**1,083**	**1,156**
Financial expenses, net	(95)	(100)
Net income from investments	34	7
Income before income taxes	**1,022**	**1,063**
Income taxes	(280)	(288)
Income before minority interest	**742**	**775**
Minority interest	(18)	(43)
Adjusted net profit	**724**	**732**
Capital gain from the disposal of non-core assets	195	–
Tax charge	(5)	–
Net profit	**914**	**732**

SAIPEM GROUP

RECLASSIFIED STATEMENT OF CASH FLOW

(million euro)

	2008	**2009**
Group net income	914	732
Minority interest	18	43
Depreciation, amortisation and other non-monetary items	337	502
Losses (gains) from disposals	(203)	–
Dividends, interests and income taxes	372	358
Cash generated from operating income before variation in working capital	**1,438**	**1,635**
Variation in working capital relating to operations	658	(418)
Dividends, interests and income taxes received (paid)	(534)	(250)
Net cash flow from operations	**1,562**	**967**
Investments in tangible and intangible fixed assets	(2,044)	(1,615)
Financial investments	(3)	–
Disposals	350	9
Other investments and disposals	–	11
Free cash flow	**(135)**	**(628)**
Buy-back of treasury shares	(50)	7
Cash flow from share capital and reserves	(192)	(237)
Exchange rate differentials and other variation concerning net financial debt	39	45
Variation in net debt	**(338)**	**(813)**
Net debt at beginning of period	**1,694**	**2,032**
Net debt at end of period	**2,032**	**2,845**



saipem

Saipem: Board approves preliminary consolidated results 2009 PROFITS AND DIVIDENDS REMAIN AT RECORD LEVELS

- **Adjusted net profit for 2009: Euro 732 million, a 1% increase compared to 2008.**
- **Adjusted net profit for the fourth quarter of 2009: Euro 188 million, a 12% decrease compared to the record level of the fourth quarter of 2008.**
- **New contracts won in 2009: Euro 9,917 million and the backlog at December 31, 2009 stood at Euro 18,730 million (19,105 at December 31, 2008).**
- **Investments in 2009: Euro 1,615 million, compared to Euro 2,044 million in 2008.**

San Donato Milanese, February 10, 2010. Today, the Board of Directors of Saipem S.p.A. reviewed the Saipem Group preliminary consolidated results at December 31, 2009 (not yet submitted to the Company Statutory Auditors and Independent Auditors), which have been prepared in compliance with the International Financial Reporting Standards (IFRS).

The Board of Directors will propose at the Annual Shareholders' Meeting, set to convene on April 16 and 26, 2010, first and second call respectively, the distribution of a dividend of Euro 0.55 per ordinary share(*) and Euro 0.58 per savings share(*). Dividends will be paid from May 27, 2010 (ex-dividend date: May 24, 2010).
This payout is in line with those of previous years and represents approximately one third of consolidated adjusted net profits.

(*) Following the fiscal reform effective from 1st January 2004, dividends do not benefit from any tax credit and, depending on the recipient, are taxed at source or are partially added to the taxable income.

(million euro)

Q4 2008	Q3 2009	Q4 2009	Q4 2009 vs Q4 2008 (%)		2008	2009	2009 vs 2008 (%)
2,833	2,542	2,592	(8.5)	Revenues	10,094	10,292	2.0
308	284	290	(5.8)	Operating profit	1,083	1,156	6.7
214	170	188	(12.1)	Adjusted net profit	724	732	1.1
224	170	188	(16.1)	Net profit	914	732	(19.9)
308	281	297	(3.6)	Adjusted cash flow	1,077	1,172	8.8
585	334	401	(31.5)	Investments	2,044	1,615	(21.0)
2,897	1,881	2,968	2.5	New contracts	13,860	9,917	(28.4)

As previously stated, revenues and associated profit levels, particularly in the Offshore and Onshore sectors, and, to a lesser extent, in the Drilling sector, are not consistent over time, as they are influenced not only by market performance but also by climatic conditions and individual project schedules. Consequently, the results from any one particular fiscal period can vary significantly, thereby precluding a direct comparison with the same period in other fiscal years or extrapolation of figures from a single quarter to the entire year.

Investments made during 2009 amounted to Euro 1,615 million (Euro 2,044 million in 2008) and included:
- Euro 697 million in the Offshore sector relating mainly to the construction of a new pipelayer (CastorOne), an ultra-deepwater field development ship (FDS2), the conversion of an oil tanker into an FPSO vessel, the development of a new fabrication yard in Indonesia, and maintenance and upgrading of the existing asset base;
- Euro 690 million in the Offshore Drilling sector, relating to the construction of two semi-submersible rigs, a new ultra-deepwater drillship and a jack-up, in addition to maintenance and upgrading of the existing asset base;
- Euro 200 million in the Onshore Drilling sector relating mainly to the upgrading and expansion of the fleet;
- Euro 28 million in the Onshore sector for maintenance and upgrading of the existing asset base.

The latest delivery schedule for major investments due for completion in 2010 is as follows: the drillship Saipem 12000 is due to begin operations in May 2010, the semi-submersible platform Scarabeo 8 in August 2010 and the semi-submersible platform Scarabeo 9 in November 2010. In 2011, investments scheduled to be completed are: the FDS2 (second quarter), the pipelayer CastorOne (third quarter), the Diving Support Vessel (third quarter) and the fabrication yard in Indonesia.

Net financial debt at December 31, 2009 amounted to Euro 2,845 million, representing an increase of Euro 813 million from December 31, 2008. This is mainly due to investments made in 2009 and the distribution of dividends, partially offset by cash flow from operations generated during the year.

New contracts and backlog

During the fourth quarter of 2009, Saipem was awarded contracts amounting to Euro 2,968 million (Euro 2,897 million in the fourth quarter of 2008).

New contracts awarded to the Saipem Group during 2009, net of reductions relating to contracts already in the backlog, amounted to Euro 9,917 million (Euro 13,860 million in 2008).

Saipem Group's backlog at December 31, 2009 stood at Euro 18,730 million (Euro 5,430 million in the Offshore sector, Euro 8,035 million in the Onshore sector, Euro 5,265 million in the Drilling sectors), of which Euro 7,632 million are due to be realized in 2010.

In January 2010, Saipem was awarded new contracts and negotiated variations to existing contracts amounting to a total of approximately Euro 900 million. These can be broken down as follows:

- Euro 375 million in the Offshore sector: relating mainly to increases in the scope of work of existing contracts, in addition to a contract for Snam Rete Gas for the installation of a new onshore gas landing system from the FSRU (Floating Storage Re-gasification Unit) to be installed off the coast of Livorno (Tuscany);
- Euro 270 million in the Onshore sector, relating mainly to increases in the scope of work of existing contracts, in addition to the EPC contract for Rivers State Government, comprising engineering, procurement, construction and commissioning of an OCGT (open-cycle gas turbine) power generation unit, in Port Harcourt, Nigeria;
- Euro 260 million in the Drilling sectors, for contracts already illustrated in the press release of January 27, 2010.

Management outlook for 2010 and medium-term outlook

Oil industry spending is expected to show signs of recovery in 2010, underpinning expectations of a gradual improvement in market prospects for the oil services industry, despite continued weakness in hydrocarbon demand in general and gas demand in particular, which will lead oil companies to delay the launch of large infrastructure projects.

Whilst in 2009 the oil services industry executed contracts largely acquired in previous years, when the market was particularly favourable, in 2010 volumes and associated margins are expected to be affected by the negative market conditions experienced in 2009.

Saipem's business model articulated across various market sectors combined with strong competitive position in frontier areas, which are traditionally less exposed to the cyclical nature of this market, have enabled the company to retain a high level of backlog throughout 2009.

The size and quality of the backlog and the strong operating performance on projects, underpin expectations for 2010 of again achieving largely positive results.

Revenues are expected to remain at the record levels attained in 2009; the increase in EBITDA is expected to be sufficient to compensate the increase in depreciation resulting from new assets starting operations, and EBIT is envisaged to remain at the record level achieved in 2009.

Investments for 2010 are forecast to be in the region of Euro 1.5 billion and will be spent on completing the expansion of the Drilling fleet and further progress towards strengthening the Offshore asset base.

The start of operations of new distinctive assets in 2010 and 2011 coupled with a long-standing presence in geographical areas and sectors less exposed to the cyclical nature of the market, underpin expectations for a further significant strengthening of Saipem's competitive position in the medium term.

Saipem's Chief Financial Officer, Mr Giulio Bozzini, in his capacity as the manager responsible for the preparation of the Company's financial reports, certifies, pursuant to art. 154-bis paragraph 2 of Legislative Decree no. 58/1998, that data and information disclosed in this press release corresponds to the Company's evidence and accounting books and entries.

Forward-looking statements are based on a number of assumptions and expectations that could ultimately prove inaccurate, as they are subject to risks and variables outside the company's control. These include: currency fluctuations, interest rate fluctuations, the level of capital expenditure in the oil and gas industry, as well as other industries, political instability in areas where the Group operates, and actions by competitors. Moreover, contract execution is also subject to variables outside the company's control, such as weather conditions. Actual results could therefore differ materially from the forward-looking statements.

Saipem is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and execution of large-scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.

Contact details
Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy

Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653
Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

Analysis by business sector

Offshore:

(million euro)

Q4 2008	Q3 2009	Q4 2009	Q4 2009 vs Q4 2008 (%)		2008	2009	2009 vs 2008 (%)
1,095	1,136	1,008	(7.9)	Revenues	3,863	4,341	12.4
(889)	(927)	(818)	(8.0)	Expenses	(3,154)	(3,531)	12.0
(47)	(49)	(48)	2.1	Depreciation and amortisation	(175)	(195)	11.4
159	160	142	(10.7)	Operating profit	534	615	15.2
18.8	18.4	18.8		EBITDA %	18.4	18.7	
14.5	14.1	14.1		EBIT %	13.8	14.2	
692	1,544	1,681		New contracts	4,381	5,089	

The backlog at December 31, 2009 amounted to Euro 5,430 million, of which Euro 2,464 million is due to be realised in 2010.

- Revenues for 2009 amounted to Euro 4,341 million, representing a 12.4% increase compared to 2008, mainly due to higher levels of activity in West Africa, Kazakhstan and in the Mediterranean Sea.

- Operating profit for 2009 amounted to Euro 615 million, equal to 14.2% of revenues, versus Euro 534 million, equal to 13.8% of revenues, in 2008. EBITDA margin stood at 18.7% up from 18.4% in 2008. This increase in margin is attributable to improved contract conditions and strong operational performance.

- The most significant contracts awarded in the fourth quarter 2009 include:
  - for Eni, a contract for the supply and operation of an FPSO vessel. The contract encompasses the conversion of an oil tanker into an FPSO vessel, field installation and operational management. Production is due to start in the fourth quarter of 2011, while contract duration is 20 years;
  - for Esso Highlands Limited, an ExxonMobil company, a contract for the laying of the PNG LNG EPC2 sealine in Papua New Guinea, comprising engineering, transport and offshore installation of a gas sealine connecting the Omati river landfall point on the southern coast of Papua New Guinea, to the capital town Port Moresby on the south-eastern coast, where the new LNG plant will be located;
  - for Shell Nigeria Exploration and Production Company Limited (SNEPCo), a contract for the subsea development of the Bonga North-West field, off the Nigerian coast. The scope of work comprises engineering, procurement, fabrication, installation and pre-commissioning of pipe-in-pipe production flowlines, and water injection flowlines, in addition to all associated subsea production facilities;
  - for PTSC Mechanical and Construction, a contract for the provision of a platform and subsea tie-backs for the Chim Sao field in Vietnam. The scope of work comprises transport and installation of a platform, subsea pipelines, umbilicals and manifolds, in addition to detail engineering of the subsea pipelines.

Onshore:

(million euro)

Q4 2008	Q3 2009	Q4 2009	Q4 2009 vs Q4 2008 (%)		2008	2009	2009 vs 2008 (%)
1,504	1,130	1,295	(13.9)	Revenues	5,324	4,831	(9.3)
(1,399)	(1,053)	(1,198)	(14.4)	Expenses	(4,972)	(4,493)	(9.6)
(13)	(12)	(10)	(23.1)	Depreciation and amortisation	(49)	(48)	(2.0)
92	65	87	(5.4)	Operating profit	303	290	(4.3)
7.0	6.8	7.5		EBITDA %	6.6	7.0	
6.1	5.8	6.7		EBIT %	5.7	6.0	
1,804	434	891		New contracts	7,522	3,665 (*)	

(*) new contracts awarded in 2009 amounted to Euro 3,765 million, which have been reduced by Euro 100 million in respect of estimated decreased revenues on the Manifa project

The backlog at December 31, 2009 amounted to Euro 8,035 million, of which Euro 4,121 million is due to be realised in 2010.

- Revenues for 2009 amounted to Euro 4,831 million, representing a 9.3% decrease compared to 2008, attributable mainly to the slippage of activities on the Manifa project for Saudi Aramco.

- Operating profit for 2009 amounted to Euro 290 million, compared to Euro 303 million in 2008, with the margin on revenues rising from 5.7% to 6.0%. EBITDA margin stood at 7.0% compared to 6.6% in 2008. This increase in margin is attributable to strong operational performance.

- The most significant awards in the fourth quarter of 2009 include:

- for Qatar Fertiliser Company SAQ, an EPC contract for the realization of the Qafco 6 project in Qatar, comprising the construction of a urea production plant in the new industrial complex at Qafco in the city of Mesaieed, approximately 30 km south of Doha;
- for Chevron, an EPC contract in Australia, for the realization of an LNG jetty and associated marine structures as part of the Gorgon LNG project. The workscope comprises engineering, procurement, construction and commissioning of an LNG jetty and associated marine facilities for the new Chevron Gorgon LNG plant on Barrow Island, 70 km off the Pilbara coast of Western Australia;
- for KOC (Kuwait Oil Company), the EPC contract, in Kuwait, for the replacement of the compressors systems at the KOC's Gathering Centres 07, 08 and 21, in the south of the Country. The scope of work will consist of the engineering, procurement, demolition and disposal of existing facilities, construction, installation, commissioning, and training of personnel for three new single electricity-driven LP centrifugal compressors;
- for SIDC (Sohar International Development Company)- a subsidiary of SIPC (Sohar Industrial Port Company) – the contract, in Oman, to design and construct a deepwater bulk jetty at the Port of Sohar, about 150 kilometres northwest of Muscat.

Offshore Drilling:

(million euro)

Q4 2008	Q3 2009	Q4 2009	Q4 2009 vs Q4 2008 (%)		2008	2009	2009 vs 2008 (%)
113	143	137	21.2	Revenues	472	566	19.9
(63)	(73)	(66)	4.8	Expenses	(234)	(279)	19.2
(16)	(24)	(25)	56.3	Depreciation and amortisation	(66)	(95)	43.9
34	46	46	35.3	Operating profit	172	192	11.6
44.2	49.0	51.8		EBITDA %	50.4	50.7	
30.1	32.2	33.6		EBIT %	36.4	33.9	
-	(101)(*)	355		New contracts	760	585 (*)	

(*) new contracts awarded in 2009 amounted to Euro 718 million, which have been reduced by Euro 133 million in respect of the cancellation, in the third quarter, of the ADDAX contract for Scarabeo 3.

The backlog at December 31, 2009 amounted to Euro 3,778 million, of which Euro 623 million is due to be realised in 2010.

- Revenues for 2009 amounted to Euro 566 million, representing a 19.9% increase on 2008, attributable mainly to the full-scale activities of the jack-ups Perro Negro 3 and Perro Negro 7 and the Tender Assisted Drilling Barge.

- Operating profit for 2009 amounted to Euro 192 million, compared to Euro 172 million in 2008, with the margin on revenues decreasing from 36.4% to 33.9%. EBITDA margin stood at 50.7% compared to 50.4% in 2008.

- The most significant awards in the fourth quarter of 2009 include:
  - for Statoil, the three-year lease extension of the semi-submersible platform Scarabeo 5 in Norway, from the first quarter of 2011;
  - for Sonangol, the one-year lease, plus the option of an additional year, of the newly constructed jack-up Perro Negro 6, in Angola, from November 2009;
  - for Total, the six-month lease of the jack-up Perro Negro 2, in the United Arab Emirates, from the first quarter of 2010.

- Vessel utilisation in 2009 and the impact of programmed maintenance for 2010 are as follows:

Vessel	***December 2009***		***Year 2010***
	Under contract (days)	***Idle***	***Idle due to class reinstatement works (days)***
Semi-submersible platform Scarabeo 3	185	180 **b**	–
Semi-submersible platform Scarabeo 4	140	225 **a**	–
Semi-submersible platform Scarabeo 5	365	–	–
Semi-submersible platform Scarabeo 6	250	115 **a**	–
Semi-submersible platform Scarabeo 7	346	19 **a**	–
Drillship Saipem 10000	365	–	107
Jack-up Perro Negro 2	90	275 **b**	–
Jack-up Perro Negro 3	283	82 **b**	59
Jack-up Perro Negro 4	365	–	28
Jack-up Perro Negro 5	365	–	92
Jack up Perro Negro 6	46	–	–
Jack up Perro Negro 7	365	–	–
Tender Assisted Drilling Barge	365	–	91

a = the vessel underwent class reinstatement works.
b = the vessel was not under contract

Onshore Drilling:

(million euro)

Q4 2008	Q3 2009	Q4 2009	Q4 2009 vs Q4 2008 (%)		2008	2009	2009 vs 2008 (%)
121	133	152	25.6	Revenues	435	554	27.4
(80)	(94)	(111)	38.8	Expenses	(298)	(393)	31.9
(18)	(26)	(26)	44.4	Depreciation and amortisation	(63)	(102)	61.9
23	13	15	(34.8)	Operating profit	74	59	(20.3)
33.9	29.3	27.0		EBITDA %	31.5	29.1	
19.0	9.8	9.9		EBIT %	17.0	10.6	
401	4	41		New contracts	1,197	578	

The backlog at December 31, 2009 amounted to Euro 1,487 million, of which Euro 424 million is due to be realised in 2010.

- Revenues for 2009 amounted to Euro 554 million, representing a 27.4% increase compared to 2008, mainly due to the start of operations of new rigs in South America and Ukraine, and to preliminary refurbishment activities on two client-owned rigs in Kazakhstan, which started in the fourth quarter of 2009.

- Operating profit for 2009 amounted to Euro 59 million, down from Euro 74 million in 2008, with a margin on revenues decreasing from 17.0% to 10.6%. EBITDA margin stood at 29.1%, down from 31.5% in 2008, mainly due to reduced utilization of rigs. The increase in depreciation and amortisation is due to the expansion of the fleet.

- Average utilisation of rigs in 2009 stood at 91% (99% in 2008). At the end of December 2009, the Company owned 83 rigs (in addition to 4 rigs under construction) located as follows: 30 in Venezuela, 19 in Peru, 8 in Saudi Arabia, 7 in Algeria, 3 in Kazakhstan, 3 in Brazil, 3 in Italy, 3 in Colombia, 2 in Ukraine, 2 in Congo, 1 in Ecuador, 1 in Bolivia and 1 in Egypt. In addition, 5 third-party rigs were deployed in Peru, 4 rigs by the joint-venture company SaiPar and 2 third-party rigs in Kazakhstan.

Attachments:

Reclassified consolidated balance sheet, consolidated income statements reclassified by nature and function of expenses and reclassified statement of cash flow.

RECLASSIFIED CONSOLIDATED BALANCE SHEET

(million euro)

	December 31, 2008		December 31, 2009	
Net tangible fixed assets		5,171		6,295
Net intangible fixed assets		755		756
		5,926		7,051
- Offshore	2,631		3,105	
- Onshore	497		464	
- Offshore Drilling	2,149		2,750	
- Onshore Drilling	649		732	
Financial investments		43		118
Non-current assets		**5,969**		**7,169**
Net current assets		**(1,054)**		**(649)**
Net assets available for disposal and associated net financial debt		**68**		**–**
Employee termination indemnities		**(173)**		**(182)**
CAPITAL EMPLOYED		**4,810**		**6,338**
Shareholders' equity		**2,757**		**3,432**
Minority interest in net equity		**21**		**61**
Net debt		**2,032**		**2,845**
COVER		**4,810**		**6,338**
Leverage (net debt/shareholders' equity)		**0.74**		**0.83**
SHARES ISSUED AND OUTSTANDING		**441,410,900**		**441,410,900**

CONSOLIDATED INCOME STATEMENT RECLASSIFIED BY NATURE OF EXPENSES

(million euro)

Q4 2008	Q3 2009	Q4 2009		year 2008	year 2009
2,833	2,542	2,592	Operating revenues	10,094	10,292
3	4	3	Other revenues and income	12	14
(2,013)	(1,787)	(1,843)	Purchases, services and other costs	(7,260)	(7,230)
(421)	(364)	(353)	Payroll and related costs	(1,410)	(1,480)
402	**395**	**399**	**GROSS OPERATING PROFIT**	**1,436**	**1,596**
(94)	(111)	(109)	Amortisation, depreciation and write-downs	(353)	(440)
308	**284**	**290**	**OPERATING PROFIT**	**1,083**	**1,156**
(23)	(27)	(18)	Financial expenses	(95)	(100)
(*) 20	3	(6)	Income from investments	(*) 34	7
305	**260**	**266**	**INCOME BEFORE INCOME TAXES**	**1,022**	**1,063**
(79)	(71)	(72)	Income taxes	(280)	(288)
226	**189**	**194**	**INCOME BEFORE MINORITY INTEREST**	**742**	**775**
(12)	(19)	(6)	Minority interest	(18)	(43)
214	**170**	**188**	**ADJUSTED NET PROFIT**	**724**	**732**
10	–	–	Capital gain from the disposal of non-core assets	195	–
–	–	–	Tax charge	(5)	–
224	**170**	**188**	**NET PROFIT**	**914**	**732**
308	**281**	**297**	**ADJUSTED CASH FLOW (Adjusted net profit + Depreciation and amortisation)**	**1,077**	**1,172**

(*) includes €17 million (€12 million in the fourth quarter of 2008) pertaining from capital gains from the disposal of minority holdings, the conclusion of a project by a project company consolidated with the net equity method and the accounting of a company using the net equity method, which had previously been accounted for using the cost method.

CONSOLIDATED INCOME STATEMENT RECLASSIFIED BY FUNCTION OF EXPENSES

(million euro)

Q4 2008	Q3 2009	Q4 2009		year 2008	year 2009
2,833	2,542	2,592	Operating revenues	10,094	10,292
(2,434)	(2,144)	(2,189)	Production costs	(8,655)	(8,714)
(10)	(33)	(32)	Idle costs	(41)	(100)
(26)	(27)	(27)	Selling expenses	(109)	(114)
(4)	(7)	(5)	Research and development costs	(13)	(17)
(6)	(2)	(3)	Other operating expenses, net	(11)	(9)
353	**329**	**336**	**CONTRIBUTION FROM OPERATIONS**	**1,265**	**1,338**
(45)	(45)	(46)	General and administrative expenses	(182)	(182)
308	**284**	**290**	**OPERATING PROFIT**	**1,083**	**1,156**
(23)	(27)	(18)	Financial expenses	(95)	(100)
(*) 20	3	(6)	Income from investments	(*) 34	7
305	**260**	**266**	**INCOME BEFORE INCOME TAXES**	**1,022**	**1,063**
(79)	(71)	(72)	Income taxes	(280)	(288)
226	**189**	**194**	**INCOME BEFORE MINORITY INTEREST**	**742**	**775**
(12)	(19)	(6)	Minority interest	(18)	(43)
214	**170**	**188**	**ADJUSTED NET PROFIT**	**724**	**732**
10	–	–	Capital gain from the disposal of non-core assets	195	–
–	–	–	Tax charge	(5)	–
224	**170**	**188**	**NET PROFIT**	**914**	**732**
308	**281**	**297**	**ADJUSTED CASH FLOW (Adjusted net profit + Depreciation and amortisation)**	**1,077**	**1,172**

(*) includes €17 million (€12 million in the fourth quarter of 2008) pertaining from capital gains from the disposal of minority holdings, the conclusion of a project by a project company consolidated with the net equity method and the accounting of a company using the net equity method, which had previously been accounted for using the cost method.

RECLASSIFIED STATEMENT OF CASH FLOW

(million euro)

Q4 2008	Q3 2009	Q4 2009		year 2008	year 2009
224	170	188	Adjusted net profit	914	732
12	19	6	Minority interest	18	43
			Adjustments to reconcile cash generated from operating income before changes in working capital:		
287	103	107	Depreciation, amortisation and other non-monetary items	359	428
61	(106)	143	Variation in working capital relating to operations	271	(206)
584	**186**	**444**	**Net cash flow from operations**	**1,562**	**997**
(588)	(334)	(401)	Investments in tangible and intangible fixed assets	(2,047)	(1,615)
18	–	3	Disposals	350	38
14	**(148)**	**46**	**Free cash flow**	**(135)**	**(580)**
–	3	4	Disposal (Buy-back) of treasury shares	(50)	7
–	–	–	Cash flow from share capital and reserves	(192)	(239)
49	48	(47)	Effect of exchange rate differences and other changes on net debt	39	(1)
63	**(97)**	**3**	**Change in net debt**	**(338)**	**(813)**
2,095	**2,751**	**2,848**	**Net debt at beginning of period**	**1,694**	**2,032**
2,032	**2,848**	**2,845**	**Net debt at end of period**	**2,032**	**2,845**





Saipem awarded new offshore contracts worth approximately €700 million

San Donato Milanese (Milan), 31 March 2010 – Saipem has been awarded new offshore contracts for a total value of approximately €700 million.

In Kazakhstan, Saipem has been awarded by Agip KCO the extension of the contract assigned in 2005 (or previously assigned) for the installation of the offshore facilities system relating to the experimental phase of the Kashagan field development programme ('Kashagan Piles and Flares').
The Kashagan field is located in the northern part of the Caspian Sea, for the production of crude oil and associated gases by an artificial offshore facilities system denominated Block D and Block A and is characterised by very shallow water, severe weather, stringent environmental restrictions alongside the lack of infrastructure for the offshore industry, making the project complex and challenging.
The contract, which has been extended to December 2010, encompasses the fabrication, assembly, transport and installation of the flares and of the piles sustaining the offshore structures, along with the installation of 14 module barges. Included in the scope of work are also the procurement, fabrication and installation of associated mooring, protection and interconnection structures.
The offshore activities are executed by the vessel Ersai 1, a construction barge built specifically for the scope of the project. The piles and flares are fabricated in the Ersai's Kuryk yard in Kazakhstan, in which Saipem has a participation of 50%.

In the United Kingdom, Saipem signed with ConocoPhillips Petroleum Company U.K. Ltd. the contract for the installation of three platforms for the Jasmine Development Project. The Jasmine field is located in the U.K. sector of the central North Sea, about 240 km south-east of Aberdeen.
The scope of work encompasses the engineering, project management, transportation and offshore installation of three platforms and related interconnection structures, in a water depth of approximately 80 metres. The platforms will have an overall weight of about 7,100, 11,600 and 11,700 tons, respectively.
The offshore installation will be performed by the vessel Saipem 7000, in different time frames during 2011 and 2012, and will be completed in the third quarter of 2012.

In Norway, Saipem has been awarded by ConocoPhillips Skandinavia AS the contract for the installation of two platforms as part of the Greater Ekofisk Area Development project (GEAD).
The contract encompasses the engineering, project management, transportation and offshore installation of two platforms and related interconnection structures in the Ekofisk Centre Field, located in the southern part of the Norwegian sector of the North Sea, in water depths of between 70 and 80 metres. The two platforms will have an overall weight in excess of 15,000 and 16,000 tons, respectively.
The offshore installation will be performed in 2012 and 2013, in different time frames, by the vessel Saipem 7000 and will be completed in the third quarter of 2013.

Furthermore, Saipem has agreed with its clients various increases in the scope of its work on existing offshore contracts in West Africa.

Saipem is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and the execution of large scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.

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Saipem S.p.A. - Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI) - Italy
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